November 23, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, D.C. 20549

Attention: Jacqueline Kaufman and Erin Jaskot

Re:      SIGNA Sports United B.V.

Amendment No. 5 to Registration Statement on Form F-4

Filed November 23, 2021

File No. 333-257685

On behalf of our client, SIGNA Sports United B.V. (the “Company”), we set forth below the Company’s responses to the letter, dated November 18, 2021 (the “Comment Letter”), containing the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 4 to Registration Statement on Form F-4 filed with the Commission by the Company on November 17, 2021 (the “Registration Statement”).

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing Amendment No. 5 to the Registration Statement on Form F-4/A (the “Amendment”) through EDGAR concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

In order to facilitate your review of our responses, we have restated each of the Staff’s comments from the Comment Letter in bold and italics below, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our responses to each of the Staff’s comments immediately below the corresponding numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment No. 4 to Registration Statement on Form F-4

Unaudited Interim Financial Statements of Yucaipa Acquisition Corp. as of September 30, 2021

Note 2 – Summary of Significant Accounting Policies

Revision to Previously Reported Financial Statements, page F-37

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You added disclosure in this amendment stating that you concluded you should revise your financial statements to classify all Class A ordinary shares subject to possible redemption in temporary equity. However, you have not restated all periods presented. Given the significant impact of the error on your shareholder’s equity (deficit) for all periods presented, please provide us with your SAB 99 analysis supporting your conclusion that the error is not material to your financial statements. Also, explain how you concluded there was not a material weakness in your internal control over financial reporting and both your internal control over financial reporting and disclosure controls and procedures were effective as of September 30, 2021.

Response: The Company acknowledges the Staff’s comment and has added disclosure to address the same on pages 109, 209 et seq., 223, 226, 234 et seq., 239, 241, 346 and F-1 et seq. of the Amendment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at +49.69.74220.170 or by email at stephan.hutter@skadden.com.

Sincerely,

/s/ Stephan Hutter, Esq.
Stephan Hutter, Esq.

VIA E-MAIL

cc: Stephan Zoll

 SIGNA Sports United B.V.

cc: Ira Tochner

 Yucaipa Acquisition Corp.

cc: Christian O. Nagler, Esq.

 David B. Feirstein, P.C.

      Marshall P. Shaffer, P.C.

 Aslam Rawoof, Esq.

 Kirkland & Ellis LLP

cc: Howard L. Ellin, Esq.

 Kenneth M. Wolff, Esq.

 Skadden, Arps, Slate, Meagher & Flom LLP

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